CUSIP No. 949759104                                          Page 22 of 22 Pages


EXHIBIT 6: LETTER OF NOVEMBER 30, 2000

(stationary of Wells Financial Corp.)


November 30, 2000


Mr. John M. Morrison
5500 Wayzata Blvd.
Suite 145
Golden Valley, MN 55416

Dear Mr. Morrison

Mr. Bichler and I met with you personally on October 26th to respond to your indication of interest. As we discussed at our meeting in October, the Board of Wells Financial Corp. carefully and fully reviewed your preliminary, non-binding indication of interest in consultation with the company's financial advisors and counsel. As we conveyed very clearly at our meeting, the Board concluded that the range of proposal in your initial letter was unacceptable and at a level that did not justify further consideration.

At our board meeting in November, your letter of November 14th was reviewed. As the terms you outlined in this letter were basically unchanged from the previous correspondence our position remains as previously stated.

Best regards,

/s/ Lawrence H. Kruse

Lawrence H. Kruse
President and Chairman